FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

February 11, 2013

ITEM 3 ——	News Release

A news release was disseminated on February 11, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company is suspending operations on the Gabriella license.

ITEM 5 ——	Full Description of Material Change

The Company is suspending operations on the Gabriella license due to lack of funding and lack of reasonable expectation of funding by certain parties sufficient to pursue the current work program; lack of agreement among the license holders regarding how to proceed under the circumstances; and due to the fact that Modi’in Energy L.P. has not met its obligations under the Joint Operating Agreement (the “JOA”) or under other agreements in place among the JOA parties.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

February 13, 2013